Mail Stop 4561

September 18, 2007

Marc Ebersole
Biostem, Inc.
200 Hannover Park Road, Suite 120
Atlanta, GA 30350

Re: Biostem, Inc.
Preliminary Proxy Statement on Schedule 14C
Registration No. 000-49933
Filed on September 7, 2007

Dear Mr. Ebersole:

This is to advise you that we have reviewed your Preliminary Proxy Statement on Schedule 14C, filed on September 7, 2007, and have the following comment:

1.   Please revise your information statement to include the disclosure required by Item 6 of Schedule 14A.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director